MERCANTILE BANK CORPORATION

310 Leonard St., N.W.

Grand Rapids, Michigan 49504

March 11, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Mercantile Bank Corporation (the “Company”) Registration Statement on Form S-4/A File No. 333-262796

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 PM on March 14, 2022, or as soon practicable thereafter.

Very truly yours,

MERCANTILE BANK CORPORATION

By:	/s/ Charles E. Christmas
Name:	Charles E. Christmas
Title:	Executive Vice President, Chief Financial Officer and Treasurer

cc:	Bradley J. Wyatt - Dickinson Wright PLLC Jua T. Tawah - Dickinson Wright PLLC